Exhibit 99.23

DIGIHOST TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

(EXPRESSED IN UNITED STATES DOLLARS)

DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Introduction

The following management’s discussion & analysis (“MD&A”) of the financial condition and results of the operations of Digihost Technology Inc. (the “Company” or “Digihost”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2020. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the condensed interim consolidated financial statements of the Company for the three months ended March 31, 2020, together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s consolidated financial statements and the financial information contained in this MD&A, unless otherwise indicated, are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. Information contained herein is presented as of July 13, 2020, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors (the “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Conic’s common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Information about the Company and its operations can be obtained from the offices of the Company or on the System for Electronic Documents Analysis and Retrieval (“SEDAR”) and is available for review under the Company’s profile on the SEDAR website (www.sedar.com).

COVID-19

Since the beginning of 2020, the outbreak of the novel strain of coronavirus known as “COVID-19” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The Company’s employees, directors and consultants have fortunately not had any known cases of COVID-19. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Description of Business

The Company was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. The Company is a blockchain technology company with operations in cryptocurrency mining for its own account as well as providing hosting services to cryptocurrency mining customers. The head office of the Company is located at 1001 East Delavan Avenue, Buffalo, New York, 14215.

On February 14, 2020, the Company completed a reverse takeover transaction (the “RTO Transaction”) between Digihost International, Inc. (“Old Digihost”) and HashChain Technology Inc. (“HashChain”). In connection with completion of the RTO Transaction, HashChain has changed its name to “Digihost Technology Inc.”. Digihost carried on the business of HashChain as a Tier 2 technology issuer and the Digihost subordinate voting shares were listed for trading on the TSX Venture Exchange (“TSXV”) on February 20, 2020.

After completion of the RTO transaction, the mining operations of HashChain and Old Digihost vertically integrated to facilitate a significant reduction in the cost of mining to allow the Company to better weather future volatility in cryptocurrency prices and increased mining competition.

Company Highlights

Reverse takeover

On February 14, 2020, the Company completed a RTO Transaction between Old Digihost and HashChain. In connection with completion of the RTO Transaction, all the issued and outstanding 6,530,560 HashChain common shares were exchanged for 6,530,560 Digihost subordinate voting shares and all the 5,756,487 Old Digihost common shares were exchanged for 33,412,490 Digihost subordinate voting shares and 10,000 Digihost proportionate voting shares. In substance, the transaction involves Old Digihost shareholders obtaining control of the Company; accordingly, the transaction is considered to be a reverse acquisition transaction under which Old Digihost is identified as the accounting acquirer.

The acquisition of HashChain is considered to be a business combination. Pursuant to the business combination transactions, the assets acquired from the acquisition is to be recorded at their estimated fair values in accordance with IFRS 3. The allocation of the purchase consideration is as follows:

Consideration

Common shares issued pursuant to share exchange agreement	$5,914,916

Assets acquired and liabilities assumed
Cash	1,046
Amount receivable	29,685
Property, plant and equipment	1,865,914
Accounts payable and other payable	(424,590)
Goodwill acquired	4,442,861
$5,914,916

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Private placement

On February 14, 2020, immediately prior to completion of the RTO Transaction, the Company closed a non-brokered private placement, for aggregate gross proceeds of $4,103,766 (CAD$5,342,005) from the sale of 5,481,912 common share subscription receipts at a price of CAD$0.96, with each common share subscription receipt exchangeable for one common share of Digihost, and 110,575 unit subscription receipts at a price of CAD$1.20 per unit subscription receipt, with each unit subscription receipt exchangeable for one unit. Each unit consisted of one common share and one common share purchase warrant of Digihost. Each warrant entitles the holder thereof to acquire one common share at a price of CAD$1.75 with expiry date August 14, 2021.

In addition, immediately prior to completion of the RTO Transaction, the Company exchanged 1,999,997 common shares of Digihost owned by the CEO and director of Digihost for 10,000 proportionate voting shares.

Transfer of lease and acquisition of leasehold improvements

On February 14, 2020, BIT Management, LLC, Nyam, LLC and BIT Mining International, LLC (collectively the “Sellers”, all companies controlled by the CEO of Digihost) and Digihost completed an agreement for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment, the transfer of the lease of the 1001 East Delavan facility and transfer of a power contract for the supply of electricity at the facility. As consideration and immediately prior to the closing of the RTO Transaction with HashChain, Digihost issued 104,000 common shares of Old Digihost for an aggregate value of $2,704,000.

On February 14, 2020, BIT Mining International LLC and Digihost completed an agreement for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment located at a leased facility at 1001 East Delavan facility. As consideration and immediately prior to the closing of the RTO Transaction, Digihost issued 60,000 common shares of Digihost for an aggregate value of $1,560,000.

Pursuant to the RTO Transaction, holders of the Old Digihost shares received approximately 181.83 Digihost subordinate voting shares in exchange for each Old Digihost shares. Accordingly, the 164,000 Old Digihost shares were exchanged for 29,820,000 post RTO Digihost subordinate voting shares.

Constitution of Board

After the completion of the RTO Transaction, the Board was reconstituted to consist of a slate of nine (9) directors, with each of Michel Amar, Alec Amar, Jon Williams, Adam Rossman, Manish Kshatriya, Gerry Rotonda, Gerard Guez, Donald Christie and Geoffrey Browne, recommended for election.

Grant of stock options

On February 14, 2020, the Company granted stock options to directors, officers and consultants of the Company to acquire an aggregate of 1,875,000 common shares. The stock options may be exercised at a price of CAD$0.96 per share and expire on February 14, 2025. The stock options vest six months after grant date.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Business Overview and Plan of Operations

Digihost is a growth oriented blockchain company. As the result of recent equipment acquisition the Company has significantly increased its hashrate from 159PH to 208PH, an increase of 31%. The Company’s operating facility is located in Buffalo, New York, with over 70,000 square feet and a 115,000 KVA outdoor substation under lease and an option to lease additional facility space totalling 240,000 square feet. The Company focuses on validation through mining, hosting solutions and blockchain software solutions.

Digihost plans to further reduce operating costs by operating during off-peak hours and obtaining electricity directly from generation as well as procuring hosting contracts and strategically replenishing its mining equipment to maintain efficient mining.

In the Company’s first 6 weeks of operation, the Company has been able to recognize an operating profit of approximately $252,000 compared to continuous operating losses recorded by HashChain in prior quarters. The Company has been able to take advantage of vertical integration and synergies to reduce costs and improve mining efficiency.

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters prepared in accordance with IFRS is as follows:

		Net Income or (Loss)
Three Months Ended	Revenues ($)	Total ($)	Per Share - Basic ($)	Per Share - Diluted ($)
2020-March 31	838,310	(765,824)	(0.04)	(0.04)
2019-December 31	-	(80,692)	(40,346)	(40,346)
2019-September 30	-	(65,884)	(32,942)	(32,942)
2019-June 30	-	(120,399)	(61,696)	(61,696)
2019-March 31	-	(2,993)	(1,496)	(1,496)
2018-December 31	-	(4,765)	(2,382)	(2,382)

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Results of Operations

For the three months ended March 31, 2020 compare to the three months ended March 31, 2019

For the three months ended March 31, 2020, the Company’s net loss was $765,824 compared to net loss of $2,993 for the three months ended March 31, 2019. The increase in net loss of $762,831 is a result of the following:

●	During the three months ended March 31, 2020, the Company recognized gross profit of $251,974 from its recently acquired cryptocurrency mining operations.

●	During the three months ended March 31, 2020, the Company recorded a revaluation loss of $137,014 on digital currency. This loss represents the movement in the fair value of digital currency held at the reporting period.

●	During the three months ended March 31, 2020, the Company recorded a gain on the sale of digital currency of $28,590.

●	During the three months ended March 31, 2020, the Company incurred $201,959 of professional fees. These professional fees included legal fees, accounting fees and consulting fees associated with the RTO Takeover as well as the operations of the Company’s cryptocurrency mining operations.

●	During the three months ended March 31, 2020, depreciation expense totaled $363,290. Depreciation includes depreciation of property, plant and equipment as well as right of use asset.

●	During the three months ended March 31, 2020, the Company recorded share-based compensation of $304,945. This represents the expense associated with the three months ended March 31, 2020 for the 1,875,000 stock options granted during the period.

Liquidity and Financial Position

As of March 31, 2020, the Company had working capital of $787,763, which includes cash of $21,481 and digital currencies of $408,626. The Company commenced earning revenue from digital currency mining in mid-February 2020, however it has limited history and no assurance that historical performance will be indicative of future performance.

The Company’s ability to continue as a going concern is dependent on the Company’s ability to efficiently mine and liquidate digital currencies, manage operational expenses and raise additional funds through debt or equity financing.

There is no assurance that the Company will be able to access equity funding at the times and in the amounts required to meet the Company’s obligations and fund activities. The outlook for the world economy remains uncertain and vulnerable to various events that could adversely affect the Company’s ability to raise additional funding going forward.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Cash flows

Operating Activities

Cash used in operating activities was $1,182,748 for the three months ended March 31, 2020 and resulted from operating expenses during the normal course of business, an increase in accounts payable and accrued liabilities and increases in amounts receivable and prepaid assets and digital currencies.

Financing Activities

Cash used in financing activities for the three months ended March 31, 2020 was $99,708. The Company made lease payments of $28,854, returned subscription receipts of $39,355 and advanced funds for loan receivable of $32,545.

Loan Receivable and Related Party Transactions

Loan receivable

During the three months ended March 31, 2020, Nyam, LLC, a company controlled by the Chief Executive Officer (“CEO”) of Digihost received an additional loan of $32,545 (three months ended March 31, 2019 - $nil). These amounts are non-interest bearing and unsecured. In February 2020, $2,322,460 of this amount was settled through the transfer of digital mining equipment from Nyam, LLC to Digihost concurrent with the transfer and assignment of the lease as described in “Company Highlights”. As at March 31, 2020, the loan receivable from Nyam, LLC was $141,740 (December 31, 2019 - $2,431,655).

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
Professional fees (1)	$9,603	$	nil
Share based compensation (2)	256,154		nil
Total	$265,757	$	nil

(1) In September 2019, Ms. Cindy Davis was appointed Chief Financial Officer of the Company. Ms. Davis is also a senior employee of Marrelli Support Services Inc. (“Marrelli Support”). Marrelli Support also provides accounting services to the Company. As at March 31, 2020, Marrelli Support was owed $10,804 (March 31, 2020 - $2,436).

(2) Represents the share based compensation for officer and directors.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Share Capital

As of the date of this MD&A, the Corporation has 40,073,661 common shares outstanding.

As of the date of this MD&A, the Company 1,875,000 stock options.

Off-Balance Sheet Arrangements

As at the date of this MD&A, the Company did not have any off-balance sheet arrangements.

New accounting policies

(a)	Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Revenue is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. A coin is considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured. The coins are recorded on the statement of financial position as digital currencies at their fair value and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins are included in profit or loss.

(b)	Property, plant and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

Asset	Measurement Basis	Amortization Method	Amortization Rate
Data miners	Cost	Straight-line	12 - 36 months
Equipment	Cost	Straight-line	36 months
Leasehold improvement	Cost	Straight-line	36 months

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

(c)	Digital currencies

Digital currencies consist of cryptocurrency denominated assets and are included in current assets. Digital currencies are carried at their fair value and adjusted at each reporting date for revaluation gains and losses through the statement of profit or loss.

(d)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(e)	Warrants

Warrants issued in the functional currency of the Company are classified as equity. Warrants issued in a currency that is not the functional currency of the Company are classified as a warrant liability.

Warrants classified as equity and issued in conjunction with common shares as part of a private placement unit offering are allocated a portion of the gross proceeds based on their relative fair value determined using a Black-Scholes valuation model. Warrants issued as payment for services, where the fair value of such services is not readily determinable, are valued using a Black-Scholes valuation model as at the date the warrants are issued.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

(f)	Share-based compensation

The granting of stock options to employees, officers, directors or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The expense for stock options that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of an stock option, the consideration received and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

(g)	Leases and right-of-use assets

In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”), replacing IAS 17 - Leases. IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position, providing the reader with greater transparency of an entity’s lease obligations.

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●	Amounts expected to be payable under any residual value guarantee;

●	The exercise price of any purchase option granted if it is reasonable certain to assess that option;

●	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

●	Lease payments made at or before commencement of the lease;

●	Initial direct costs incurred; and

●	The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term.

Critical accounting judgements, estimates and assumption

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Business combination

Management uses judgement to determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The Company completed the RTO Transaction in February 2020 and concluded that the entity acquired did qualify as a business combination under IFRS 3, “Business Combinations”, as significant processes were acquired. Accordingly, the RTO Transaction has been accounted for as a business combination.

(iii)	Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements.

(iv)	Valuation of amounts receivable

Assessing the collectibility of amounts receivable and appropriateness of any bad debt reserve requires management judgment.

(v)	Impairment of goodwill

Goodwill is tested for impairment if there is an indicator of impairment and annually for all CGUs with goodwill. The Company considers both external and internal sources of information for indications that goodwill is impaired. External sources of information we consider include changes in the market and economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of goodwill. Internal sources of information considered include the strategic plans for the Company including estimates of revenue and other indications of economic performance of the assets.

(vi)	Impairment of property, plant and equipment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment are impaired. External sources of information management considers include changes in the market, economic and legal environments in which the Company operates that are not within its control and that affect the recoverable amount of its property, plant and equipment. Internal sources of information that management considers include the manner in which property and equipment are being used or are expected to be used and indications of economic performance of the assets.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

(vii)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

(viii)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Significant estimates

(i)	Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii)	Depreciation

Depreciation of data centre equipment and cloud mining rights are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

(iv)	Warrant liability

The Company has issued warrants with an exercise price denominated in a currency other than the Company’s functional currency resulting in their classification as derivative liabilities. The Company measures the value of the warrant liability by reference to the fair value of the common shares underlying the warrants. Estimating the fair value for these warrants is determined using a currency translated option valuation model. This requires management to determine the most appropriate inputs to the valuation model including the estimated life of the warrants, estimated common share price volatility, expected dividend yield, and the risk free interest rate.

(v)	Share-based compensation

The fair value of share-based compensation is determined using a Black-Scholes option-pricing model, which incorporates management’s estimates of the risk free interest rate, the expected dividend yield, the estimated common share price volatility, the estimated option life, and the forfeiture rate as applicable to each award. Prior to fiscal 2017, options were awarded with vesting based on service conditions, however, during the year, the Company awarded share options with vesting based on the achievement of performance conditions. The timing of completion of these performance conditions is uncertain as these conditions are based on the achievement of operational milestones. Accordingly, management is required to make an estimate of the dates for completion of such milestones. These estimates are reviewed at each reporting date for any change in the estimated vesting dates, and to the extent there is a material change in the vesting date estimates, the amortization to be recognized is recalculated for the new timeline estimates and adjusted on a prospective basis.

Disclosure of Internal Controls

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer’s GAAP (IFRS).

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Risk Factors

Overview

The Company faces a number of risks that are related to both the general cryptocurrency business as well as the Company’s business model. The risks and uncertainties described below are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties of which the Company is not aware or that the Company currently believes to be immaterial may also adversely affect the Company’s business, financial condition, results of operations or prospects. If any of the possible events described below occur, the Company’s business, financial condition, results of operations or prospects could be materially and adversely affected.

Risks Related to the Company’s Business

Bitcoin Halving Event Risk

In May 2020, the Bitcoin (“BTC”) block reward decreased from 12.5 to 6.25 BTC per block (the “Bitcoin Halving”), and consequently the number of new BTC issued to miners would be reduced to approximately 900 per day.

The Bitcoin Halving may have a material impact on the Company’s profitability. Given that profitability is required for self-acting agents to perform BTC mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of BTC price and difficulty will adjust over time to ensure that the profitability of BTC mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown. As a result, if BTC price and difficulty do not adjust over time to pre-Bitcoin Halving profitability levels or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, state, provincial and local levels. The major impacts that COVID-19 is expected to have on the Company include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. While the Company is expected to continue operating throughout the pandemic, government-imposed restrictions encouraging social distancing may impact the number of employees permitted to work in the mining facilities. A reduction in workforce in the mining facilities may reduce the Company’s ability to maximize operational efficiency.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

The Company’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks

As with any other computer code, flaws in the cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money have been relatively rare.

Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and have a material adverse effect on the Company. Governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation. Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company Subordinate Voting Shares. Such a restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

The value of cryptocurrencies may be subject to momentum pricing risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company’s cryptocurrency inventory and thereby affect the Company’s shareholders.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of BTC exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed BTC exchanges were not compensated or made whole for the partial or complete losses of their account balances in such BTC exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment

A number of companies that provide BTC and/or other cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to BTC and/or other cryptocurrency-related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide BTC and/or other cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing BTC and/or other cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company’s cryptocurrency inventory.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company’s cryptocurrency inventory.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralised means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of BTCs either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing, or stopping of the development or acceptance of developing protocols may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

●	Changes in consumer demographics and public tastes and preferences;

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

●	The maintenance and development of the open-source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of BTCs specifically and cryptocurrencies generally.

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, there is relatively small use of BTCs and/or other cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company’s operations, investment strategies, and profitability.

As relatively new products and technologies, BTC and its other cryptocurrency counterparts have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company’s operations, investment strategies, and profitability.

The Company may be required to sell its coins to pay for expenses

The Company may sell its coins to pay for expenses incurred, irrespective of then-current coin prices. Consequently, the Company’s coins may be sold at a time when the price is low, resulting in a negative effect on the Company’s profitability.

The Company’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies

The Company competes with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, possibly including securities backed by or linked to cryptocurrencies through entities similar to the Company. Market and financial conditions, and other conditions beyond the Company’s control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly which could limit the market for the Company’s shares and reduce their liquidity.

The Company’s coins may be subject to loss, theft or restriction on access

There is a risk that some or all of the Company’s coins could be lost or stolen. Access to the Company’s coins could also be restricted by cybercrime (such as a denial of service attack) against a service at which the Company maintains a hosted online wallet. Any of these events may adversely affect the operations of the Company and, consequently, its investments and profitability.

The loss or destruction of a private key required to access the Company’s digital wallets may be irreversible. The Company’s loss of access to its private keys or its experience of a data loss relating to the Company’s digital wallets could adversely affect its investments.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public Blockchain. The Company will publish the public key relating to digital wallets in use when it verifies the receipt of cryptocurrency transfers and disseminates such information into the network, but it will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, the Company will be unable to access its coins and such private keys will not be capable of being restored by network. Any loss of private keys relating to digital wallets used to store the Company’s cryptocurrency could adversely affect its investments and profitability.

Incorrect or fraudulent coin transactions may be irreversible

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred coins may be irretrievable. As a result, any incorrectly executed or fraudulent coin transactions could adversely affect the Company’s investments.

Coin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of a coin or a theft of coin generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. Although the Company’s transfers of coins will regularly be made by experienced members of the management team, it is possible that, through computer or human error, or through theft or criminal action, the Company’s coins could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations

As the number of coins awarded for solving a block in the Blockchain decreases, the incentive for miners to continue to contribute processing power to the network will transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the Blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company’s cryptocurrency inventory and investments.

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blocks they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the Blockchain become too high, the marketplace may be reluctant to accept network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Blockchain could be slowed temporarily. A reduction in the processing power expended by miners could increase the likelihood of a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on the Blockchain, potentially permitting such actor or botnet to manipulate the Blockchain in a manner that adversely affects the Company’s mining activities.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the Blockchain until the next scheduled adjustment in difficulty for block solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s mining activities, inventory of coins, and future investment strategies.

The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets

To the extent that other vehicles investing in coins or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for coins, large redemptions of the securities of those vehicles and the subsequent sale of coins by such vehicles could negatively affect cryptocurrency prices and therefore affect the value of the inventory held by the Company.

Risk related to technological obsolescence and difficulty in obtaining hardware

To remain competitive, the Company will continue to invest in hardware and equipment required for maintaining the Company’s mining activities. Should competitors introduce new services/software embodying new technologies, the Company’s hardware and equipment and its underlying technology may become obsolete and require substantial capital to replace such equipment.

The increase in interest and demand for cryptocurrencies has led to a shortage of mining hardware as individuals purchase equipment for mining at home.

Equipment will require replacement from time to time. Shortages of graphics processing units may lead to unnecessary downtime as the Company searches for replacement equipment.

General Business Risks Related to the Company

Management Experience and Dependence on Key Personnel and Employees

The Company’s success is currently largely dependent on the performance of the Company’s directors and officers. Certain members of the Company’s management team have experience in the cryptocurrency industry, while others have experience in areas including financial management, corporate finance and sales and marketing. The experience of these individuals is a factor which will contribute to the Company’s continued success and growth. The Company will initially be relying on the Company’s board members, as well as independent consultants, for certain aspects of the Company’s business. The amount of time and expertise expended on the Company’s affairs by each of the Company’s management team and the Company’s directors will vary according to the Company’s needs. The Company does not intend to acquire any key man insurance policies and there is, therefore, a risk that the death or departure of any member of management, the Company’s board, or any key employee or consultant, could have a material adverse effect on the Company’s future. Investors who are not prepared to rely on the Company’s management team should not invest in the Company’s securities.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Uncertainty of Additional Funding

Further acquisitions of additional cryptocurrency mining rigs will require additional capital and the Company will require funds to continue to operate as a public company. There is no assurance that the Company will be successful in obtaining any required financing(s) or that such financing(s) will be available on terms acceptable to the Company. Any future financing(s) may also be dilutive to the Company’s existing shareholders at that time.

Negative Cash Flow

The Company’s operations will be those of HashChain, which has a limited history of operations. HashChain has had negative operating cash flow since HashChain’s inception, and the Company will continue to have negative operating cash flow for the foreseeable future. No assurance can be given that the Company will ever attain positive cash flow or profitability additional or that additional funding will be available for operations.

Uninsured or Uninsurable Risks

The Company intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The Company may become subject to liability for hazards against which the Company cannot insure or against which the Company may elect not to insure because of high premium costs or for other reasons. The payment of any such liabilities would reduce or eliminate the funds available for operations. Payments of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position.

Dividend Risk

The Company does not anticipate paying dividends in the near future. The Company expects to retain earnings to finance further growth and, where appropriate, retire debt.

Share Price Volatility Risk

The Company has applied to list on the TSXV the Company Subordinate Voting Shares. In the event of such listing, external factors outside of the Company’s control, such as announcements of quarterly variations in operating results, revenues and costs, and sentiments toward stocks, may have a significant impact on the market price of the Company Subordinate Voting Shares. Global stock markets, including the TSXV, have experienced extreme price and volume fluctuations from time to time. There can be no assurance that an active or liquid market will develop or be sustained for the Company Subordinate Voting Shares.

Costs of Being a Publicly Traded Company

As the Company will have publicly-traded securities, significant legal, accounting and filing fees will continue to be incurred. Securities legislation and the rules and policies of the TSXV require publicly listed companies to, among other things, adopt corporate governance policies and related practices and to continuously prepare and disclose material information, all of which carry significant legal, financial and securities regulatory compliance costs.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Conflicts of Interest

Certain of the Company’s directors and officers are, and may continue to be, involved in the cryptocurrency industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with the Company’s interests. Directors and officers of the Company with conflicts of interest will be subject to and must follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies. Notwithstanding this, there may be corporate opportunities which the Company is not able to procure due to a conflict of interest of one or more of the Company’s directors or officers.

Tax Risk

The Company will be subject to various taxes including, but not limited to the following: Canadian income tax; goods and services tax; provincial sales tax; land transfer tax; and payroll tax. The Company tax filings will be subject to audit by various taxation authorities. While the Company intends to base its tax filings and compliance on the advice of its tax advisors, there can be no assurance that its tax filing positions will never be challenged by a relevant taxation authority resulting in a greater than anticipated tax liability

Subsequent Events

COVID-19

Commencing in March 2020 and continuing into the second quarter of 2020, the outbreak of the novel strain of coronavirus known as “COVID-19” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Bitcoin Halving

As described in the section titled “Risks Factors” on page 15 of this MD&A, the BTC block reward decreased from 12.5 to 6.25 BTC per block in May 2020.

As of the date of this MD&A, the Company’s management has not observed market normalization to pre- halving profitability levels and the future financial impact cannot be estimated.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2020
Discussion dated: July 13, 2020

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward- looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements. In particular, this MD&A contains forward-looking statements pertaining to the following:

●	the impact of the ongoing novel coronavirus disease outbreak (COVID-19) on the business, operations, financial results and prospects of the Company; the impact of the Bitcoin Halving in May 2020 on the price of BTC and the normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels;

●	future debt levels, financial capacity, liquidity and capital resources;

●	anticipated future sources of funds to meet working capital requirements;

●	future capital expenditures and contractual commitments;

●	expectations respecting future financial results;

●	expectations regarding benefits of certain transactions and capital investments;

●	the Company’s objectives, strategies and competitive strengths;

●	future development activities;

●	the Company’s growth strategy;

●	expectations with respect to future opportunities;

●	expectations with respect to the Company’s financial position;

●	the Company’s capital expenditure programs and future capital requirements;

●	capital resources and the Company’s ability to raise capital; and

●	industry conditions pertaining to the cryptocurrency industry;

●	the other factors discussed under “Risk Factors”.

This list of factors should not be construed as exhaustive.

Additional Information

Additional information concerning the Company is available on SEDAR at www.sedar.com.

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